82-3950

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

SUPPL

SUPPLEMENTAL MASTER PURCHASES AGREEMENT AND SUPPLEMENTAL MASTER SALES AGREEMENT IN RESPECT OF CONTINUING CONNECTED TRANSACTIONS

DC Group has since the listing of DC's shares on the Stock Exchange in June 2001 been purchasing a wide range of computers and related products (including but not limited to IBM Products) and services from IBM Group on a regular and continuing basis and in its ordinary and usual course of business and on normal terms and conditions usual in similar type of transactions. To govern the business relationship between DC Group and IBM Group regarding DC Group's purchase of IBM Products and services (referred to as the "**IBM Purchases Transactions**") from IIPC (which was then a subsidiary of IBM prior to the Initial Closing), DC Group and IIPC entered into the Prior Partnership Agreement with a term of 48 months commencing from July 2001. The Prior Partnership Agreement was subsequently in 2003 superseded by the Current Partnership Agreement with a term of 24 months commencing from February 2003, which was subsequently automatically extended for another 24 months up to around February 2007.

Apart from purchasing computers and related products and services from the IBM Group, DC Group has also been purchasing from the Group Lenovo Products and services (referred to as the "**Purchases Arrangements**") and selling to the Group IT products (such as computers of other brands, servers, networking products and software products) and providing to the Group services (including installation, training and maintenance, etc.) ancillary to such sales (the "**Sales Arrangements**") on a regular and continuing basis.

Since LHL, being a controlling shareholder of the Company, is also a controlling shareholder of DC, DC is an associate of a connected person of the Company. Thus, the Purchases Arrangements and the Sales Arrangements between the Group and DC Group constituted continuing connected transactions under the Listing Rules. As announced in the Previous Announcement (dated 2 June 2004), the Group entered into the Master Purchases Agreement and the Master Sales Agreement on 17 May 2004 with DC for regulating the Purchases Arrangements and the Sales Arrangements. As the applicable percentage ratios of the annual caps for each of the Purchases Arrangements and the Sales Arrangements are less than 2.5%, they are subject only to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

On 30 April 2005, the initial closing of the Asset Purchase took place. As the Asset Purchase involved (inter alia) the transfer of the equity interest in IIPC by IBM to the Company, IIPC has since the Initial Closing become part of the Group. Therefore, the IBM Purchases Transactions conducted between IIPC (which has since the Initial Closing become a subsidiary of the Company) and DC Group pursuant to the Current Partnership Agreement had since then become continuing connected transactions of the Group under Chapter 14A of the Listing Rules. Pursuant to Rule 14A.41 of the Listing Rules, such continuing connected transactions are subject to all applicable disclosure and reporting requirements immediately upon the Group becoming aware of the fact.

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In view of the fact that IIPC is now a subsidiary of the Company, the Directors consider it appropriate to add and include the IBM Products into the scope of computer products under the Master Purchases Agreement and set an aggregate annual cap for the Purchases Arrangements and the IBM Purchases Transactions that are contemplated under the Supplemental Master Purchases Agreement. On 27 March 2006, the Company entered into the Supplemental Master Purchases Agreement (which will serve as a top-level framework agreement between the Company and DC) with DC for (i) regulating the IBM Purchases Transactions to be entered into between the Group and DC Group and (ii) expanding the product coverage under the Master Purchases Agreement to include the IBM Products. As the applicable ratios of the revised annual caps for the purchase transactions of the expanded product coverage from the Group (referred to as the "**Enlarged Purchases Arrangements**") exceed 2.5%, the Enlarged Purchases Arrangements are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. The Supplemental Master Purchases Agreement shall have a term of three years commencing from the Effective Date and is conditional upon the approvals of the Independent Shareholders at the Extraordinary General Meeting and of the independent shareholders of DC at its special general meeting having been obtained.

The Group expects that, as a result of the Asset Purchase, the Sales Arrangements under the Master Sales Agreement will continue. Thus, the Directors consider that it is appropriate to extend the term under the Master Sales Agreement such that it will expire upon expiry of the Supplemental Master Sales Agreement (instead of 31 March 2007) and to widen the scope of the Sales Arrangements. On 27 March 2006, the Company entered into the Supplemental Master Sales Agreement with DC to regulate the Sales Arrangements. As the applicable percentage ratios of the annual caps for the Sales Arrangements are less than 2.5%, the Sales Arrangements are subject only to the Company's compliance with the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. The Supplemental Master Sales Agreement shall have a term of three years commencing from the Effective Date and is conditional upon the approval of the independent shareholders of DC to the Supplemental Master Sales Agreement having been obtained.

An Independent Board Committee has been established to consider and advise the Independent Shareholders on the terms of the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders. The Company will despatch to the holders of all securities of the Company a circular containing, among other things, details of the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps, the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee to the Independent Shareholders as regards voting at the Extraordinary General Meeting as soon as possible. Voting at the Extraordinary General Meeting shall be conducted by poll.

As LHL, being the controlling shareholder of the Company, is also the controlling shareholder of DC, LHL and its associates will abstain from voting in respect of the resolution to approve the Supplemental Master Purchases Agreement and the transactions contemplated thereunder and the Revised Annual Purchase Caps at the Extraordinary General Meeting.

1 BACKGROUND

1.1 DC Group's purchase of IBM Products from IBM Group on a regular basis

DC Group has since the listing of DC's shares on the Stock Exchange in June 2001 been purchasing a wide range of IBM Products and services from IBM Group on a regular and continuing basis and in its ordinary and usual course of business on normal terms and conditions usual in similar type of transactions. The business relationship between DC Group and IBM Group regarding DC Group's purchase of IBM Products and services from IIPC (which was a subsidiary of IBM prior to the Initial Closing) was governed by the Prior Partnership Agreement with a term of 48 months commencing from July 2001. The Prior Partnership Agreement was in 2003 superseded by the Current Partnership Agreement (signed in February 2003) with a term of 24 months commencing from February 2003, which was subsequently automatically extended for another 24 months up to around February 2007. As contemplated under, and pursuant to, the Current Partnership Agreement, the parties thereto would in the first quarter of each calendar year enter into an underlying framework agreement setting out the annual sales target and the bonus programme (generally applicable to other independent distributors of similar products and based on achievement of sales target) for that calendar year. An underlying framework agreement was entered into in March 2003, March 2004 and March 2005 respectively setting out the annual sales target and bonus programme for each of the years ended 31 December 2003, 2004 and 2005. Details of the Current Partnership Agreement are set out in Section 2 below.

1.2 Existing Purchases Arrangements and Sales Arrangements with DC Group

Apart from purchasing the IBM Products and services from the IBM Group, DC Group has been purchasing from the Group Lenovo Products and services and selling to the Group IT products (such as computers of other brands, servers, networking products and software products) and providing to the Group services (including installation, training and maintenance, etc.) ancillary to such sales on a regular and continuing basis.

As at the Latest Practicable Date, LHL was the controlling shareholder and thus a connected person of the Company. As LHL is also the controlling shareholder of DC, DC is an associate of a connected person of the Company. Thus, the Purchases Arrangements and the Sales Arrangements between the Group and DC Group constituted continuing connected transactions under the Listing Rules.

As announced in the Previous Announcement (dated 2 June 2004), the Group entered into the Master Purchases Agreement and the Master Sales Agreement on 17 May 2004 with DC for regulating the Purchases Arrangements and the Sales Arrangements. Both the Master Purchases Agreement and the Master Sales Agreement have a term of three years commencing from 1 April 2004. As stated in the Previous Announcement, annual caps of HK$73 million, HK$81 million and HK$88 million were set for the Purchases Arrangements for the years ending 31 March 2005, 2006 and 2007 respectively and annual caps of HK$47 million, HK$77 million and HK$118 million were set for the Sales Arrangements for the years ending 31 March 2005, 2006 and 2007 respectively. As the applicable percentage ratios of the annual caps for each of the Purchases Arrangements and the Sales Arrangements are less than 2.5%, they are subject only to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

2 CURRENT PARTNERSHIP AGREEMENT

2.1 Terms of the Current Partnership Agreement

The current business relationship between DC Group and IIPC regarding the IBM Purchases Transactions was governed by the Current Partnership Agreement. The Current Partnership Agreement had a term of 24 months commencing from February 2003, which was subsequently automatically extended for another 24 months up to around February 2007.

The Current Partnership Agreement mainly governs the operational aspects of the IBM Purchases Transactions. The prices for the IBM Purchases Transactions (conducted pursuant to the Current Partnership Agreement) to be offered by IIPC to DC Group were determined by the relevant contracting parties on normal commercial terms and on arms' length negotiations based on market prices and having regard to the quantity, technical requirements and/or other conditions/ services to be offered. As contemplated under, and pursuant to, the Current Partnership Agreement, DC Group entered into an underlying framework agreement with IIPC in March 2005 setting out the annual sales target and the bonus programme for the year ended 31 December 2005. The payment terms of each individual transaction will be determined by the relevant contracting parties at the time of entering into each relevant transaction pursuant to the terms of the underlying framework agreement.

2.2 IBM Purchases Transactions becoming continuing connected transactions after Initial Closing

On 30 April 2005, the initial closing of the Asset Purchase took place. As the Asset Purchase involved (inter alia) the transfer of the equity interest in IIPC by IBM to the Company, IIPC has since the Initial Closing become part of the Group. Therefore, the IBM Purchases Transactions conducted between IIPC (which has since the Initial Closing become a subsidiary of the Company) and DC Group pursuant to the Current Partnership Agreement had since then become continuing connected transactions of the Group under Chapter 14A of the Listing Rules.

Pursuant to Rule 14A.41 of the Listing Rules, such continuing connected transactions are subject to all applicable disclosure and reporting requirements immediately upon the Group becoming aware of the fact.

3 THE SUPPLEMENTAL MASTER PURCHASES AGREEMENT

3.1 Reasons for the Supplemental Master Purchases Agreement

It is expected that the IBM Purchases Transactions between the Group and DC Group will continue on a regular and continuing basis and in the ordinary and usual course of business of the Group. In view of the fact that IIPC is now a subsidiary of the Company, the Directors consider it appropriate to enter into, and propose for the Independent Shareholders' approval, the Supplemental Master Purchases Agreement (which will serve as a top-level framework agreement between the Company and DC) with DC to (i) regulate, among others, the IBM Purchases Transactions that will continue on a regular and continuing basis; (ii) expand the product coverage under the Master Purchases Agreement to include the IBM Products. The Directors also consider it appropriate to set an aggregate annual cap in respect of the Purchases Arrangements and the IBM Purchases Transactions contemplated under the Supplemental Master Purchases Agreement.

3.2 Terms of the Supplemental Master Purchases Agreement

On 27 March 2006, the Company and DC entered into the Supplemental Master Purchases Agreement for a term of three years commencing from the Effective Date (i.e. the date on which the last of the approvals of the Independent Shareholders and the independent shareholders of DC for approving the Supplemental Master Purchases Agreement and the transactions contemplated thereunder has been obtained).

The Supplemental Master Purchases Agreement is conditional upon the approvals of the Independent Shareholders at the Extraordinary General Meeting and the independent shareholders of DC at its special general meeting approving the same respectively and will supersede and replace the Master Purchases Agreement. As the Supplemental Master Purchases Agreement is a top-level framework agreement between the Company and DC governing the Enlarged Purchases Arrangements, the Current Partnership Agreement would continue to govern the operational aspects of the IBM Purchases Transactions.

If the shareholders' approval of either DC or the Company is not obtained, it is the current intention of both DC and the Group to continue the Purchases Arrangements and the IBM Purchases Transactions pursuant to the Master Purchases Agreement and the Current Partnership Agreement respectively (both of which shall continue to be in full force and effect) subject to compliance with the Listing Rules. The Company will discuss and negotiate with DC on the appropriate steps and procedures to be taken to accommodate the Enlarged Purchases Arrangements with a view to complying with the Listing Rules.

In accordance with the Supplemental Master Purchases Agreement, the terms and prices to be offered under each of the Enlarged Purchases Arrangements shall be competitive, on normal commercial terms and determined by the relevant contracting parties on arm's length negotiations based on market prices and having regard to the quantity, technical requirements and/or other conditions of the products or services to be offered. It is contemplated under the Supplemental Master Purchases Agreement that the Current Partnership Agreement and the underlying framework agreements will continue to govern the operative aspects of the IBM Purchases Transactions and further contracts or agreements may be entered into from time to time for the purpose of implementing the transactions contemplated under, and pursuant to the terms of, the Supplemental Master Purchases Agreement. The payment terms of each individual transaction will be determined by the relevant contracting parties at the time of entering into each relevant transaction which will be on normal commercial terms.

3.3 Historical Figures for IBM Purchases Transactions and the Purchases Arrangements

The following table summarises the actual amounts for (i) the IBM Purchases Transactions; and (ii) the Purchases Arrangements for the two financial years ended 31 March 2005 and for the period from 1 April 2005 to 31 December 2005:

	Financial year ended 31/03/2004 *(HK$ million)*	Percentage of the Group's total turnover in the financial year ended 31/03/2004 *(%)*	Financial year ended 31/03/2005 *(HK$ million)*	Percentage of the Group's total turnover in the financial year ended 31/03/2005 *(%)*	The period from 01/04/2005 to 31/12/2005 *(HK$ million)*	Percentage of the Group's total turnover for the period from 01/04/2005 to 31/12/2005 *(%)*
Purchases Arrangements	Nil	NA	4.16	0.02	6.77	0.01
IBM Purchases Transactions	503.36	2.17	665.44	2.95	809.42	1.02
Total:	503.36	2.17	669.60	2.97	816.19	1.03

3.4 Revised Annual Purchase Caps of the Enlarged Purchases Arrangements

In view that the Extraordinary General Meeting will probably take place after 31 March 2006, the Revised Annual Purchase Caps will only cover the maximum aggregate amount of the Enlarged Purchases Arrangements for the years ending 31 March 2007, 2008 and 2009 respectively.

The maximum aggregate amount of the Purchases Arrangements and the IBM Purchases Transactions for the year ending 31 March 2006 will approximately be HK$23.84 million and HK$1,123.20 million respectively and such amount as stated herein will be for information purposes only. Such maximum aggregate amount is not calculated by extrapolating the historical figure for the nine-month period ended 31 December 2005 to an annual basis because the Group's sales of computer and other IT-related products to DC are on project basis and the value thereof vary from project to project. Hence, the amount of sales is not evenly spread out throughout the year. Such maximum aggregate amount is determined after taking into account the Group's trade pattern and the expected increased demand for DC Group's products from its customers.

It is anticipated that the maximum aggregate amount of the Enlarged Purchases Arrangements ("**Revised Annual Purchase Caps**") for the three financial years ending 31 March 2009 are as follows:

	For the year ending 31 March 2007 *(HK$ million)*	For the year ending 31 March 2008 *(HK$ million)*	For the year ending 31 March 2009 *(HK$ million)*
Purchases Arrangements *(Note 1)*	35.76	53.63	80.45
IBM Purchases Transactions *(Note 1)*	1,801.80	2,082.60	2,324.40
Revised Annual Purchase Caps *(Note 2)*	1,837.56	2,136.23	2,404.85

Note 1: The maximum aggregate amounts for the Purchases Arrangements and IBM Purchases Transactions respectively are solely for illustrating how the Revised Annual Purchase Caps are arrived at. So long as the Revised Annual Purchase Caps are not exceeded, the fact that any of the maximum aggregate amounts for the Purchases Arrangements or the IBM Purchases Transactions in the respective periods is exceeded will not result in the Company having to re-comply with Rules 14A.35(3) and (4) of the Listing Rules.

Note 2: After the Initial Closing, IIPC had become part of the Group. As the IBM Purchases Transactions and Purchases Arrangements are of the same type and nature (i.e. involving computer-related products and services to be supplied from the Group to the DC Group), the IBM Purchases Transactions and Purchases Arrangements should be viewed collectively as a whole and not separately. Therefore, it is not necessary to segregate the Enlarged Purchases Arrangements with different annual caps.

3.5 Basis for determining the Revised Annual Purchase Caps

The Revised Annual Purchase Caps for the Enlarged Purchases Arrangements were calculated after taking into account the following:

(a) the anticipated annual growth rates of the IBM Purchases Transactions of approximately 60%, 16% and 12% for the financial years ending 31 March 2007, 2008 and 2009. The substantial increase in the annual growth rate for the financial year ending 31 March 2007 is attributable to the grant of distributorship by the Group to DC Group in respect of certain additional product lines (comprising IBM Products) in 2005 and 2006. Such annual growth rate will remain at a level higher than the expected normal market growth in the demand for notebook and desktop computers. As for the two financial years ending 31 March 2009, it is expected that the annual growth rates will generally be in line with the expected normal market growth in the demand for notebook and desktop computers in general;

(b) the historical figures for the Purchases Arrangements for the financial years ended 31 March 2004 and 2005 respectively and for the period from 1 April 2005 to 31 December 2005;

(c) the anticipated annual growth rate of approximately 50% in the Purchases Arrangements for the financial years ending 31 March 2007, 2008 and 2009 computed by reference to the historical growth of the Group's business; and

(d) the long established arm's length business relationships between the Group and DC Group.

4 THE SUPPLEMENTAL MASTER SALES AGREEMENT

4.1 Reasons for the Supplemental Master Sales Agreement

It is anticipated that, as a result of the Asset Purchase, the Group's demand for IT products and provision of services from DC Group are expected to continue. Therefore, the Directors consider that it is appropriate that the term under the Master Sales Agreement be extended such that it will end upon expiry of the Supplemental Master Sales Agreement (instead of 31 March 2007) and the scope of the Sales Arrangements be widened to also cover provision of services (including installation, training and maintenance, etc.) not related to sales of IT products by DC Group to the Group.

4.2 Terms of the Supplemental Master Sales Agreement

On 27 March 2006, the Company and DC entered into the Supplemental Master Sales Agreement for a term of three years commencing from the Effective Date (i.e. the date on which the approval of the independent shareholders of DC for approving the Supplemental Master Sales Agreement and the transactions contemplated thereunder has been obtained) for regulating the Sales Arrangements. The Supplemental Master Sales Agreement is conditional upon the approval of the independent shareholders of DC at its special general meeting approving the same and will supersede and replace the Master Sales Agreement.

If the shareholders' approval of DC is not obtained, it is the current intention of both DC and the Group to continue the Sales Arrangements pursuant to the Master Sales Agreement (which shall continue to be in full force and effect), subject to compliance with the Listing Rules. DC and the Company will discuss and negotiate on the appropriate steps and procedures to be taken to accommodate the Sales Arrangements with a view to complying with the Listing Rules by both parties.

In accordance with the Supplemental Master Sales Agreement, the prices to be offered under each of the Sales Arrangements shall be competitive, on normal commercial terms and determined by the relevant contracting parties on arm's length negotiations based on market prices and having regard to the technical requirements and/or other conditions of the services to be offered. The payment terms of each individual transaction will be determined by the relevant contracting parties at the time of entering into each relevant transaction which will be on normal commercial terms.

4.3 Historical figures for the Sales Arrangements

The actual amounts of the Sales Arrangements for the two financial years ended 31 March 2005 and the amount of the Sales Arrangements for the 9-month period from 1 April 2005 to 31 December 2005 were approximately HK$31.75 million, HK$16 million and HK$13.61 million, respectively, representing approximately 0.14%, 0.07% and 0.02% of the Group's total turnover in the corresponding periods, respectively.

4.4 Revised Annual Sales Caps for the Sales Arrangements

In view that the Extraordinary General Meeting will probably take place after 31 March 2006, the Revised Annual Sales Caps will only cover the maximum aggregate amount of the Sales Arrangements for the financial years ending 31 March 2007, 2008 and 2009 respectively.

The maximum aggregate amount of the Sales Arrangements for the year ending 31 March 2006 will be approximately HK$77 million and such amount will be for information purposes only. Such maximum aggregate amount is not calculated by extrapolating the historical figure for the 9-month period ended 31 December 2005 to an annual basis because the sales of IT products sold by DC Group to the Group are on a project basis and the value of these sales may vary from project to project. Hence, the amount of sales is not evenly spread out throughout the year. Such maximum aggregate amount is determined by taking into account expected growth in the Sales

Arrangements in the financial year ending 31 March 2006 as determined by reference to (i) the historical figures and (ii) projected growth in turnover of the Group's IT business, given that products offered by DC Group complement and meet the business or product requirements of the Group and the benefit to the Group of bulk-purchase and based on estimated overall growth of the PRC IT service business sector.

It is anticipated that the maximum aggregate value of each of the three financial years ending 31 March 2007, 2008 and 2009 will be approximately HK$118 million.

4.5 Basis for determining the Revised Annual Sales Caps

The basis for the Revised Annual Sales Caps for the three financial years ending 31 March 2009 is determined after taking into account the following:-

(a) the historical figures of the Sales Arrangements for the financial years ended 31 March 2004 and 2005 respectively and for the period from 1 April 2005 to 31 December 2005;

(b) estimated annual aggregate amounts of the Sales Arrangements for the financial year ending 31 March 2006;

(c) the anticipated market conditions; and

(d) projected growth in turnover of the Group's IT business, given that products offered by DC Group complement and meet the business or product requirements of the Group and the benefit to the Group of bulk-purchase and based on estimated overall growth of the PRC IT service business sector.

5 REASONS FOR, AND BENEFITS OF, THE SALES ARRANGEMENTS, PURCHASES ARRANGEMENTS AND IBM PURCHASES TRANSACTIONS

5.1 Sales Arrangements and Purchases Arrangements

Both the Sales Arrangements and the Purchases Arrangements have been, and will continue to be, conducted between the Group and DC Group on a regular and continuing basis and in the ordinary and usual course of business of the Group. The Sales Arrangements and Purchases Arrangements have been, and will be, negotiated on an arms' length basis and on normal commercial terms.

The relevant products offered by each of the Group and DC Group complement certain product requirements of the other. Through the extended business relationships established between the two groups, the parties are assured of the quality of the products provided by each other, thus meeting their own customers' demand and such continuing relationships are expected to bring synergies to the parties.

5.2 IBM Purchases Transactions

IBM is widely regarded as one of the leading suppliers of desktop personal computers and laptop personal computers. Since 2001, DC Group had been purchasing from IBM Group the IBM Products for distribution to its customers and end users since the quality of the IBM Products could meet the needs and expectations of DC Group's customers and end users. It is expected that the IBM Purchases Transactions would continue on a regular and recurring basis.

The Directors note and consider that the Sales Arrangements will continue to be entered into in the ordinary and usual course of the business of the Group and will be negotiated on an arm's length basis, and on normal commercial terms, and the terms of the Supplemental Master Sales Agreement are no less favourable to the Group than those available to or from independent third parties. Thus, the Directors (including the independent non-executive directors) believe that the terms of the Supplemental Master Sales Agreement governing the Sales Arrangements contemplated thereunder and the Revised Annual Sales Caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The Directors note and consider that the Enlarged Purchases Arrangements will continue to be entered into in the ordinary and usual course of the business of the Group and will be negotiated on an arm's length basis, and on normal commercial terms, and the terms of the Supplemental Master Purchases Agreement are no less favourable to the Group than those available to or from independent third parties. Thus, the Directors (including the independent non-executive directors) believe that the terms of the Supplemental Master Purchases Agreements governing the Enlarged Purchases Arrangements contemplated thereunder and the Revised Annual Purchase Caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

6 LISTING RULES IMPLICATIONS

6.1 Current Partnership Agreement

DC Group has since its listing in 2001 been purchasing a wide range of computers and related products and services from IIPC on a regular and continuing basis and in its ordinary and usual course of business on normal terms and conditions. Immediately before and after the Initial Closing, the IBM Purchases Transactions were governed by the Current Partnership Agreement (entered into between IIPC and DC Group in February 2003) when IIPC (the vendor of the IBM Products) was then a subsidiary of IBM and was independent from the Group. However, as a result of the transfer of equity interest in IIPC by IBM to the Company pursuant to the Asset Purchase, IIPC has since 30 April 2005 become part of the Group and the IBM Purchases Transactions have since 30 April 2005 become continuing connected transactions. Pursuant to Rule 14A.41 of the Listing Rules, such continuing connected transactions are subject to all applicable disclosure and reporting requirements immediately upon the Company becoming aware of the fact.

When the Group was in the course of preparing the interim report for the six months ended 30 September 2005 in or around October 2005, the Group first became aware of the underlying framework agreement (being part and parcel of the Current Partnership Agreement) which was due to expire on 31 December 2005. The Group had immediately thereafter taken necessary steps and procedures with a view to complying with the Listing Rules requirements at the earliest practicable time. At the same time, the Group had immediately taken steps to liaise with DC Group to initiate negotiation on the Supplemental Master Purchases Agreement and the Supplemental Master Sales Agreement. Accordingly, the Directors have resolved to enter into, and propose for the Independent Shareholders' approval, the Supplemental Master Purchases Agreement with DC.

6.2 Supplemental Master Sales Agreement

The Sales Arrangements under the Supplemental Master Sales Agreement constitute continuing connected transactions between the Group and DC Group. As the applicable percentage ratios of the Revised Annual Sales Caps are less than 2.5% and, in accordance with Rule 14A.34 of the Listing Rules, the Sales Arrangements are subject only to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and the annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules.

6.3 Supplemental Master Purchases Agreement

The Enlarged Purchases Arrangements under the Supplemental Master Purchases Agreement constitute continuing connected transactions between the Group and DC Group. As the applicable percentage ratios for the Revised Annual Purchase Caps exceed 2.5%, the Enlarged Purchases Arrangements under the Supplemental Master Purchases Agreement constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders' approval requirements and annual review requirements set out in Rules 14A.37 to 14A.40 of the Listing Rules.

The Company shall re-comply with Rules 14A.35(3) and (4) of the Listing Rules if:

(a) the Revised Annual Sales Caps or the Revised Annual Purchase Caps is exceeded in the relevant period aforesaid; or

(b) the Supplemental Master Purchases Agreement or the Supplemental Master Sales Agreement is renewed or there is a material change to the terms thereto.

7 GENERAL INFORMATION

The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, Middle East, Africa and Asia Pacific. DC Group is principally engaged in the distribution of IT products, provision of systems integration services, and development and distribution of networking products.

An Independent Board Committee has been formed to advise the Independent Shareholders on the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps and an independent financial adviser will be appointed to advise and make recommendations to the Independent Board Committee and the Independent Shareholders in this regard. A circular containing, amongst others, further details of the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps, a letter of advice from the Independent Board Committee to the Independent Shareholders, a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps and a notice for convening the Extraordinary General Meeting will be despatched to the holders of all securities of the Company as soon as practicable. As LHL, being the controlling shareholder of the Company, is also the controlling shareholder of DC, LHL and its associates will abstain from voting in respect of the resolution to approve the Supplemental Master Purchases Agreement, the transactions contemplated thereunder and the Revised Annual Purchase Caps at the Extraordinary General Meeting.

8 DEFINITIONS

The following defined terms used in this announcement shall have the following meanings unless the context requires the otherwise:

"Asset Purchase"	means the acquisition by the Company of (inter alia) certain assets in connection with the Business pursuant to the Asset Purchase Agreement;
"Asset Purchase Agreement"	means the agreement entered into between the Company and IBM on 7 December 2004 regarding the acquisition by the Company from IBM (inter alia) certain assets in connection with the business then conducted by IBM Group of designing and developing, manufacturing, marketing and selling the IBM Products (the "Business", the particulars of which are contained in the circular of the Company dated 31 December 2004);

"associates"	has the meaning ascribed to it under the Listing Rules;
"Board"	means the board of Directors;
"Company"	means Lenovo Group Limited , a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Convertible Preferred Shareholders"	means the holders of Series A Cumulative Convertible Preferred Shares of nominal value of HK$9.175 each issued by the Company;
"Current Partnership Agreement"	means the business partnership agreement entered into between DC Group and IBM Group (through IIPC) in February 2003 setting out the general terms and conditions governing the operational aspects of the IBM Purchases Transactions;
"DC"	means Digital China Holdings Limited, an exempted company incorporated under the laws of Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange;
"DC Group"	means DC and its subsidiaries;
"Directors"	means the directors of the Company;
"Effective Date"	means, in relation to the Supplemental Master Purchases Agreement, the date on which the last of the approvals of the Independent Shareholders and the independent shareholders of DC for approving the Supplemental Master Purchases Agreement and the transactions contemplated thereunder has been obtained and, in relation to the Supplemental Master Sales Agreement, the date on which the approval of the independent shareholders of DC for approving the Supplemental Master Sales Agreement and the transactions contemplated thereunder has been obtained;
"Enlarged Purchases Arrangements"	means the Purchases Arrangements and the IBM Purchases Transactions with DC Group;
"Extraordinary General Meeting"	means the extraordinary general meeting of the Company to be convened to consider and, if thought fit, approve the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps or any adjournment thereof (as the case may be);
"Group"	means the Company and its subsidiaries;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"IBM"	means International Business Machines Corporation;
"IBM Group"	means IBM and its subsidiaries;

"IBM Products"	means desktop personal computers, laptop personal computers and peripherals acquired by the Company from IBM pursuant to the Asset Purchase Agreement and, where the context requires, includes other products as derived from the Business from time to time;
"IBM Purchases Transactions"	means the sales of the IBM Products together with the warranty and post-warranty services and the provision of services (including upgrade services) from time to time to DC Group by IIPC (prior to the Initial Closing) and by the Group (after the Initial Closing);
"IIPC"	means International Information Products (Shenzhen) Co., Ltd., a subsidiary of IBM prior to the Initial Closing and has since the Initial Closing become a wholly-owned subsidiary of the Company;
"Independent Board Committee"	means the independent board committee of the Company, consisting of Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III being the independent non-executive Directors, established to advise the Independent Shareholders on the Supplemental Master Purchases Agreement and the Revised Annual Purchase Caps;
"Independent Shareholders"	means the Voting Shareholders other than those who are required to abstain from voting at the Extraordinary General Meeting;
"Initial Closing"	means the closing of the Asset Purchase, which took place on 30 April 2005;
"IT"	means information technology;
"Latest Practicable Date"	24 March 2006;
"Lenovo Brand"	means the "lenovo", "legend", "聯想" and/or any other brands as used or owned by the Group from time to time;
"Lenovo Products"	means computers and other related IT products of Lenovo Brand;
"LHL"	means 聯想控股有限公司 (Legend Holdings Limited*), a company established in the PRC with limited liability;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange in force for the time being;
"Master Purchases Agreement"	means the master agreement dated 17 May 2004 entered into between the Company and DC for regulating the Purchases Arrangements;
"Master Sales Agreement"	means the master agreement dated 17 May 2004 entered into between the Company and DC for regulating the Sales Arrangements;
"Ordinary Voting Share(s)"	means ordinary voting share(s) of par value of HK$0.025 each in the share capital of the Company;

"PRC"	means the People's Republic of China;
"Previous Announcement"	means the announcement of the Company dated 2 June 2004 regarding the Purchases Arrangements and the Sales Arrangements with DC Group;
"Prior Partnership Agreement"	means the business partnership agreement entered into between DC Group and IBM Group (through IIPC) with a term of 48 months commencing from July 2001, setting out the general terms and conditions governing the operational aspects of the IBM Purchases Transactions, which was subsequently superseded by the Current Partnership Agreement;
"Purchases Arrangements"	means the sales by the Group of the Lenovo Products to DC Group and the provision of services (including installation, training and maintenance, etc.) from the Group to DC Group;
"Revised Annual Purchase Caps"	means the maximum aggregate amount for the Enlarged Purchases Arrangements for each of the three financial years ending 31 March 2009;
"Revised Annual Sales Caps"	means the maximum aggregate amount for the Sales Arrangements for each of the three financial years ending 31 March 2009;
"Sales Arrangements"	means (i) when conducted pursuant to the Master Sales Agreement, the purchases of IT products by the Group from DC Group and the provision of services (including installation, training and maintenance, etc.) by the DC Group to the Group ancillary to the purchase of such IT products and (ii) when conducted pursuant to the Supplemental Master Sales Agreement, the purchases of IT products by the Group from DC Group and the provision of services (including installation, training and maintenance, etc.) by the DC Group to the Group, as the case may be;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Supplemental Master Purchases Agreement"	means the supplemental master agreement entered into between the Company and DC on 27 March 2006 commencing from the Effective Date for regulating the Enlarged Purchases Arrangements;
"Supplemental Master Sales Agreement"	means the supplemental master agreement entered into between the Company and DC on 27 March 2006 commencing from the Effective Date for regulating the Sales Arrangements;
"Voting Shareholders"	means the Convertible Preferred Shareholders and the holders of the Ordinary Voting Shares; and
"%"	means per cent.

* *for identification purpose only*

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma; the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

By order of the Board
Yuanqing Yang
Chairman

Beijing, 27 March 2006

"Please also refer to the published version of this announcement in the South China Morning Post"